TSX: ERO
NYSE: ERO

March 6, 2025

Ero Copper Reports Fourth Quarter and Full Year 2024 Operating and Financial Results

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three and twelve months ended December 31, 2024. Management will host a conference call tomorrow, Friday, March 7, 2025, at 11:30 a.m. eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•Consolidated fourth quarter copper production was a record 12,883 tonnes, bringing full-year copper production to 40,600 tonnes in concentrate.

•Copper C1 cash costs(*) for the quarter and year at the Caraíba Operations were $1.85 and $1.97, respectively, per pound of copper produced.
•Fourth quarter and full-year gold production were 8,936 ounces and 57,210 ounces, respectively.
•Gold C1 cash costs(*) for the quarter and year were $744 and $493, respectively, per ounce of gold produced. All-in Sustaining Costs ("AISC")(*) for the same periods were $1,691 and $1,006, respectively, per ounce.
•Strong financial results were driven by record copper production during the fourth quarter and improved metal prices and operating margins for the full year.

◦Cash flow from operations for the quarter and year were $60.8 million and $145.4 million, respectively.

◦Fourth quarter and full-year adjusted EBITDA(*) were $59.1 million and $216.2 million, respectively.

◦Net loss attributable to the owners of the Company was $48.9 million ($0.47 per share on a diluted basis) for the quarter and $68.5 million ($0.66 per share on a diluted basis) for the year.

◦Adjusted net income attributable to the owners of the Company(*) for the quarter and year were $17.4 million ($0.17 per share on a diluted basis) and $80.4 million ($0.78 per share on a diluted basis), respectively.

(*) These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the year ended December 31, 2024 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

1	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
•Available liquidity at year-end was $90.4 million, including $50.4 million in cash and cash equivalents, $15.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Credit Facility"), and $25.0 million of undrawn availability under the copper prepayment facility. In January 2025, the Company amended its Credit Facility to enhance financial flexibility and support its larger operational footprint. The amendment, which included an increase in aggregate commitments from $150 million to $200 million, added $50 million of liquidity subsequent to year-end. Other updates to the Credit Facility included:
◦An extension of the maturity date from December 2026 to December 2028.
◦Improved terms, including a 25-basis point reduction to the applicable margin on drawn funds at certain leverage ratios.

•The Company is reaffirming its 2025 production, operating cost and capital expenditure guidance.

“The strategic investments we made to grow our business in 2023 and 2024 have positioned us for a pivotal year ahead, with the Tucumã Operation set to drive transformational growth in both copper production and cash flow from operations," said Makko DeFilippo, President and Chief Executive Officer. "With important work completed during an extended maintenance shutdown at Tucumã over the past several weeks, we are seeing consistency in plant throughput and copper production and expect to see improved operational performance going forward, as reflected in our 2025 guidance.

"We anticipate a record year by every measure for 2025 as we work diligently to complete the ramp-up to commercial production at Tucumã and restore operational flexibility at Caraíba. With a strong foundation in place, our focus is on delivering safe production, driving innovation to improve margins, and creating long-term value for our stakeholders through the advancement of Furnas over the months ahead."

2	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FOURTH QUARTER AND FULL YEAR 2024 REVIEW

The Caraíba Operations
•Quarterly copper production totaled 8,566 tonnes, bringing full-year copper production to 35,444 tonnes in concentrate.
•C1 cash costs(*) and operating margins continued to benefit from improved concentrate treatment and refining charges secured in May 2024, as well as a more favorable USD to BRL exchange rate. As a result, the Caraíba Operations reported C1 cash costs(*) of $1.85 per pound of copper produced for the quarter and $1.97 per pound for the full year.
•During the quarter, the Company engaged an additional development contractor to support accelerated development rates and improved operational flexibility. Mobilization of the additional contractor is expected to be complete by the end of Q1 2025.

The Tucumã Operation
•Ramp-up of the processing operations continued to deliver important progress during the quarter as metallurgical recoveries and concentrate grades remained in line with design targets, while throughput volumes steadily increased month-over-month.
•Production for the quarter was 4,317 tonnes of copper in concentrate, with plant throughput totaling 223,013 tonnes and metallurgical recovery rates averaging 89.1%. Full-year production totaled 5,156 tonnes in concentrate.
•Mining operations continued to progress ahead of schedule, contributing to run-of-mine stockpiles available for processing in 2025.
•Scheduled mill downtime during the first quarter to improve consistency of operations and address bottlenecks within the tailings filtration circuit is well underway and expected to be completed by the end of March 2025. This downtime has been reflected in the Company's full-year guidance.

The Xavantina Operations
•Quarterly gold production totaled 8,936 ounces, reflecting lower mined and processed tonnage and grades compared to the prior quarter. Consequently, C1 cash costs(*) and AISC(*) increased quarter-on-quarter to $744 and $1,691, respectively, per ounce of gold produced.
•Full-year gold production of 57,210 ounces declined compared to 2023, primarily due to lower planned mined and processed gold grades. As a result, C1 cash costs(*) and AISC(*) increased year-on-year to $493 and $1,006 respectively, per ounce.

(*) These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the year ended December 31, 2024 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

3	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING HIGHLIGHTS

	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Copper (Caraíba Operations)
Ore Mined (tonnes)	713,980	874,937	886,271	3,274,410	3,341,121
Ore Processed (tonnes)	719,942	900,289	812,202	3,431,294	3,231,667
Grade (% Cu)	1.30	1.20	1.59	1.14	1.49
Recovery (%)	91.8	91.9	91.0	90.6	91.4
Cu Production (tonnes)	8,566	9,920	11,760	35,444	43,857
Cu Production (000 lbs)	18,883	21,871	25,926	78,140	96,688
Cu Sold in Concentrate (tonnes)	8,420	9,970	11,429	36,557	42,595
Cu Sold in Concentrate (000 lbs)	18,563	21,980	25,197	80,594	93,906
Cu C1 cash cost(1)(2)	$1.85	$1.63	$1.75	$1.97	$1.80

Copper (Tucumã Operation)
Ore Mined (tonnes)	1,065,108	867,315	—	1,932,423	—
Ore Processed (tonnes)	223,013	110,778	—	333,791	—
Grade (% Cu)	2.17	1.00	—	1.78	—
Recovery (%)	89.1	75.7	—	86.6	—
Cu Production (tonnes)	4,317	839	—	5,156	—
Cu Production (000 lbs)	9,516	1,850	—	11,366	—
Cu Sold in Concentrate (tonnes)	3,750	357	—	4,107	—
Cu Sold in Concentrate (000 lbs)	8,268	787	—	9,055	—

Gold (Xavantina Operations)
Ore Mined (tonnes)	26,119	41,761	34,417	146,160	135,982
Ore Processed (tonnes)	26,120	41,761	34,416	146,161	136,002
Grade (g / tonne)	11.18	11.41	17.18	13.37	15.13
Recovery (%)	92.8	92.5	88.7	92.0	89.5
Au Production (oz)	8,936	13,485	16,867	57,210	59,222
Au Sold (oz)	11,106	14,615	18,479	60,195	57,949
Au C1 cash cost(1)	$744	$539	$413	$493	$422
Au AISC(1)	$1,691	$1,034	$991	$1,006	$957

(1) EBITDA, adjusted EBITDA, adjusted net income (loss) attributable to owners of the Company, adjusted net income (loss) per share attributable to owners of the Company, net (cash) debt, working capital, copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost and gold AISC are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the year ended December 31, 2024 and the Reconciliation of Non-IFRS Measures section at the end of this press release.
(2) Copper C1 cash cost including foreign exchange hedges was $2.07 in Q4 2024 (Q4 2023 - $1.59) and $2.05 in Fiscal 2024 (Fiscal 2024 - $1.68).

4	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FINANCIAL HIGHLIGHTS
($ in millions, except per share amounts)

	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Revenues	$122.5	$124.8	$116.4	$470.3	$427.5
Gross profit	52.4	53.7	41.9	180.6	156.8
EBITDA(1)	(31.4)	74.5	73.7	24.8	208.7
Adjusted EBITDA(1)	59.1	62.2	50.3	216.2	183.5
Cash flow from operations	60.8	52.7	49.4	145.4	163.1
Net (loss) income	(48.9)	41.4	37.1	(67.8)	94.3
Net (loss) income attributable to owners of the Company	(48.9)	40.9	36.5	(68.5)	92.8
Per share (basic)	(0.47)	0.40	0.37	(0.66)	0.99
Per share (diluted)	(0.47)	0.39	0.37	(0.66)	0.98
Adjusted net income attributable to owners of the Company(1)	17.4	27.6	20.7	80.4	82.8
Per share (basic)	0.17	0.27	0.21	0.78	0.88
Per share (diluted)	0.17	0.27	0.21	0.78	0.87

Cash, cash equivalents, and short-term investments	50.4	20.2	111.7	50.4	111.7
Working (deficit) capital(1)	(69.9)	(60.9)	25.7	(69.9)	25.7
Net debt(1)	551.8	518.7	314.5	551.8	314.5
(1) EBITDA, adjusted EBITDA, adjusted net income (loss) attributable to owners of the Company, adjusted net income (loss) per share attributable to owners of the Company, net (cash) debt, working capital, copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost and gold AISC are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the year ended December 31, 2024 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

5	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2025 PRODUCTION AND COST GUIDANCE(*)

Consolidated copper production for 2025 is expected to range between 75,000 to 85,000 tonnes. The Company remains focused on steadily increasing plant throughput and achieving commercial production at the Tucumã Operation in H1 2025. As a result, copper production is expected to increase sequentially each quarter, with Tucumã expected to contribute significantly to the full-year consolidated copper production.

At the Xavantina Operations, annual gold production is expected to remain steady at 50,000 to 60,000, with mill throughput volumes projected to increase and mined and processed gold grades expected to return to long-term block model averages.

Copper C1 cash cost guidance on a consolidated basis is $1.55 to $1.80 per pound of copper produced. This is based on C1 cash cost guidance ranges of $2.15 to $2.35 per pound for the Caraíba Operations and $1.05 to $1.25 per pound at the Tucumã Operation.

At the Xavantina Operations, the C1 cash cost guidance range of $650 to $800 per ounce of gold produced reflects a planned decrease in mined and processed gold grades. The AISC guidance range for 2025 is $1,400 to $1,600 per ounce of gold produced.

Consolidated Copper Production (tonnes)
Caraíba Operations	37,500 - 42,500
Tucumã Operation	37,500 - 42,500
Total Copper	75,000 - 85,000

Consolidated Copper C1 Cash Cost(1) Guidance
Caraíba Operations	$2.15 - $2.35
Tucumã Operation	$1.05 - $1.25
Consolidated Copper Operations	$1.55 - $1.80

The Xavantina Operations
Au Production (ounces)	50,000 - 60,000
Gold C1 Cash Cost(1) Guidance	$650 - $800
Gold AISC(1) Guidance	$1,400 - $1,600
Note: Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within the MD&A.

6	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2025 CAPITAL EXPENDITURE GUIDANCE(*)

Capital expenditures are expected to decrease to a range of $230 to $270 million, primarily due to significantly lower capital expenditures at the Tucumã Operation following the completion of construction in 2024.

Figures presented in the table below are in USD millions.

Caraíba Operations	$165 - $180
Tucumã Operation(1)	$30 - $40
Xavantina Operations	$25 - $35
Furnas Copper-Gold Project and Other Exploration	$10 - $15
Total	$230 - $270
Note: Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent Annual Information Form and Management of Risks and Uncertainties in the MD&A for complete risk factors.
(1) Excludes capitalized ramp-up costs prior to the declaration of commercial.

7	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Friday, March 7, 2025 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results. A results presentation will be available for download via the webcast link and in the Presentations section of the Company's website on the day of the conference call.

Date:	Friday, March 7, 2025
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:
Canada/USA Toll Free: 1-844-763-8274
International: +1-647-484-8814

Please dial in 5-10 minutes prior to the start of the call or pre-register using this link to bypass the live operator queue.

(https://dpregister.com/sreg/10196217/fe5a12f75d)

Webcast:	To access the webcast, click here. (https://event.choruscall.com/mediaframe/webcast.html?webcastid=mvwyHhWr)
Replay:	Canada/USA: 1-855-669-9658, International: +1-412-317-0088 For country-specific dial-in numbers, click here. (https://services.choruscall.com/ccforms/replay.html)
Replay Passcode:	2945658

8	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Reconciliation of Non-IFRS Measures

Financial results of the Company are presented in accordance with IFRS. The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost, gold AISC, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details please refer to the Company’s discussion of non-IFRS and other performance measures in its Management’s Discussion and Analysis for the year ended December 31, 2024 which is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

9	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Copper C1 cash cost and copper C1 cash cost including foreign exchange hedges

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Cost of production	$33,685	$40,149	$39,790	$158,006	$153,187
Add (less):
Transportation costs & other	1,149	1,283	1,853	4,967	6,539
Treatment, refining, and other	2,934	3,170	7,332	15,332	28,323
By-product credits	(5,163)	(6,584)	(3,394)	(17,618)	(12,930)
Incentive payments	1,127	(1,138)	(1,693)	(2,384)	(5,668)
Net change in inventory	927	(1,220)	1,434	(4,654)	4,407
Foreign exchange translation and other	168	3	20	185	(149)
C1 cash costs(1)	34,827	35,663	45,342	153,834	173,709
(Gain) loss on foreign exchange hedges	4,166	1,965	(4,185)	5,901	(11,417)
C1 cash costs including foreign exchange hedges	$38,993	$37,628	$41,157	$159,735	$162,292

Mining	$24,906	$26,529	$26,646	$104,572	$102,908
Processing	6,580	7,069	8,177	28,753	30,736
Indirect	5,570	5,479	6,581	22,795	24,672
Production costs	37,056	39,077	41,404	156,120	158,316
By-product credits	(5,163)	(6,584)	(3,394)	(17,618)	(12,930)
Treatment, refining and other	2,934	3,170	7,332	15,332	28,323
C1 cash costs(1)	34,827	35,663	45,342	153,834	173,709
(Gain) loss on foreign exchange hedges	4,166	1,965	(4,185)	5,901	(11,417)
C1 cash costs including foreign exchange hedges	$38,993	$37,628	$41,157	$159,735	$162,292

(1) Copper C1 cash costs for 2024 do not include Tucumã Operation's results, as commercial production has not been achieved as of December 31, 2024.

10	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Costs per pound
Total copper produced (lbs, 000)	18,883	21,871	25,926	78,140	96,688

Mining	$1.32	$1.22	$1.03	$1.34	$1.06
Processing	$0.35	$0.32	$0.32	$0.37	$0.32
Indirect	$0.29	$0.25	$0.25	$0.29	$0.26
By-product credits	$(0.27)	$(0.30)	$(0.13)	$(0.23)	$(0.13)
Treatment, refining and other	$0.16	$0.14	$0.28	$0.20	$0.29
Copper C1 cash costs(1)	$1.85	$1.63	$1.75	$1.97	$1.80
(Gain) loss on foreign exchange hedges	$0.22	$0.09	$(0.16)	$0.08	$(0.12)
Copper C1 cash costs including foreign exchange hedges	$2.07	$1.72	$1.59	$2.05	$1.68
(1)     Copper C1 cash costs for 2024 do not include Tucumã Operation's results, as commercial production has not been achieved as of December 31, 2024.

Gold C1 cash cost and gold AISC

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Cost of production	$9,000	$6,220	$7,122	$30,055	$25,209
Add (less):
Incentive payments	(434)	(378)	(386)	(1,481)	(1,424)
Net change in inventory	(1,914)	1,378	65	(594)	862
By-product credits	(189)	(232)	(248)	(869)	(827)
Smelting and refining	62	79	113	328	353
Foreign exchange translation and other	125	203	296	775	806
C1 cash costs	$6,650	$7,270	$6,962	$28,214	$24,979
Site general and administrative	1,576	1,321	1,492	5,600	5,366
Accretion of mine closure and rehabilitation provision	78	82	111	340	439
Sustaining capital expenditure	4,597	2,784	5,499	13,288	16,300
Sustaining lease payments	1,681	1,801	1,861	7,512	7,093
Royalties and production taxes	526	686	785	2,584	2,487
AISC	$15,108	$13,944	$16,710	$57,538	$56,664

11	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Costs
Mining	$3,325	$3,852	$3,430	$14,702	$12,154
Processing	2,162	2,419	2,315	9,117	8,433
Indirect	1,290	1,152	1,352	4,936	4,866
Production costs	6,777	7,423	7,097	28,755	25,453
Smelting and refining costs	62	79	113	328	353
By-product credits	(189)	(232)	(248)	(869)	(827)
C1 cash costs	$6,650	$7,270	$6,962	$28,214	$24,979
Site general and administrative	1,576	1,321	1,492	5,600	5,366
Accretion of mine closure and rehabilitation provision	78	82	111	340	439
Sustaining capital expenditure	4,597	2,784	5,499	13,288	16,300
Sustaining leases	1,681	1,801	1,861	7,512	7,093
Royalties and production taxes	526	686	785	2,584	2,487
AISC	$15,108	$13,944	$16,710	$57,538	$56,664

Costs per ounce
Total gold produced (ounces)	8,936	13,485	16,867	57,210	59,222

Mining	$372	$286	$203	$257	$205
Processing	$242	$179	$137	$159	$142
Indirect	$144	$85	$80	$86	$82
Smelting and refining	$7	$6	$7	$6	$6
By-product credits	$(21)	$(17)	$(14)	$(15)	$(13)
Gold C1 cash cost	$744	$539	$413	$493	$422
Gold AISC	$1,691	$1,034	$991	$1,006	$957

12	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Net (Loss) Income	$(48,928)	$41,367	$37,052	$(67,790)	$94,304
Adjustments:
Finance expense	3,851	4,039	5,284	17,089	25,822
Finance income	(690)	(781)	(1,989)	(4,300)	(12,465)
Income tax (recovery) expense	(5,862)	8,331	8,415	(7,651)	18,047
Amortization and depreciation	20,265	21,555	24,980	87,410	83,024
EBITDA	$(31,364)	$74,511	$73,742	$24,758	$208,732
Foreign exchange loss (gain)	92,804	(17,246)	(24,871)	165,008	(34,612)
Share based compensation	(7,496)	4,859	477	9,983	9,218
Change in rehabilitation and closure provision(1)	4,609	—	—	4,609	—
Write-down of exploration and evaluation asset	839	467	—	12,051	—
Unrealized (gain) loss on commodity derivatives	(250)	(360)	955	(238)	115
Adjusted EBITDA	$59,142	$62,231	$50,303	$216,171	$183,453

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

13	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Net (loss) income as reported attributable to the owners of the Company	$(48,944)	$40,857	$36,549	$(68,475)	$92,804
Adjustments:
Share based compensation	(7,496)	4,859	477	9,983	9,218
Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA	66,971	(11,860)	(10,308)	114,885	(15,296)
Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts	15,182	(9,807)	(9,852)	30,685	(7,552)
Change in rehabilitation and closure provision(1)	4,591	—	—	4,591	—
Write-down of exploration and evaluation asset	836	465	—	12,046	—
Unrealized (gain) loss on commodity derivatives	(243)	(367)	951	(240)	115
Tax effect on the above adjustments	(13,459)	3,431	2,932	(23,060)	3,472
Adjusted net income attributable to owners of the Company	$17,438	$27,578	$20,749	$80,415	$82,761

Weighted average number of common shares
Basic	103,345,064	103,239,881	98,099,791	103,106,305	94,111,548
Diluted	103,877,690	103,973,827	98,482,755	103,713,563	94,896,334

Adjusted EPS
Basic	$0.17	$0.27	$0.21	$0.78	$0.88
Diluted	$0.17	$0.27	$0.21	$0.78	$0.87

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

14	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Net Debt (Cash)

The following table provides a calculation of net debt (cash) based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2024	September 30, 2024	December 31, 2023
Current portion of loans and borrowings	$45,893	$39,383	$20,381
Long-term portion of loans and borrowings	556,296	499,527	405,852
Less:
Cash and cash equivalents	(50,402)	(20,229)	(111,738)
Short-term investments	—	—	—
Net debt (cash)	$551,787	$518,681	$314,495

Working Capital and Available Liquidity

The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2024	September 30, 2024	December 31, 2023
Current assets	$141,790	$126,808	$199,487
Less: Current liabilities	(211,706)	(187,708)	(173,800)
Working (deficit) capital	$(69,916)	$(60,900)	$25,687

Cash and cash equivalents	50,402	20,229	111,738
Short-term investments	—	—	—
Available undrawn revolving credit facilities	15,000	80,000	150,000
Available undrawn prepayment facilities(2)	$25,000	$25,000	$—
Available liquidity	$90,402	$125,229	$261,738

(1)    In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and extended the maturity from December 2026 to December 2028.
(2) In May 2024, the Company entered into a $50.0 million non-priced copper prepayment facility arrangement. Through March 31, 2025, the Company has the option to increase the size of the facility from $50.0 million to $75.0 million.

15	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO COPPER CORP

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations, an operating gold and silver mine located in Mato Grosso State, Brazil. In July 2024, the Company signed a definitive earn-in agreement with Vale Base Metals for a 60% interest in the Furnas Copper-Gold Project, located in the Carajás Mineral Province in Pará State, Brazil. For more information on the earn-in agreement, please see the Company's press releases dated October 30, 2023 and July 22, 2024. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations, Tucumã Operation and the Furnas Copper-Gold Project, can be found on the Company’s website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, Executive Vice President, External Affairs and Strategy
(604) 335-7504
info@erocopper.com

16	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Operation and the Xavantina Operations; estimated timing for certain milestones, including completion of scheduled maintenance activities at the Tucumã Operation by the end of March 2025 and ramp-up of production levels and achievement of commercial production at the Tucumã Operation in H1 2025; mobilization of an additional underground development contractor by the end of Q1 2025 and accelerate development rates at the Pilar Mine; expectations related to exploration activities at the Furnas Project; expectations related to foreign exchange rates as well as copper concentrate treatment and refining charges; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s Annual Information Form for the year ended December 31, 2023 (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

17	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada